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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 3)(1)


                            PRICE LEGACY CORPORATION
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                                (Name of Issuer)

              8 3/4% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK
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                         (Title of Class of Securities)

                                    74144P205
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                                 (CUSIP Number)

                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 23, 2003
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)


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     1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 2 OF 8 PAGES


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      NAME OF REPORTING PERSONS
1     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert E. Price

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                  (a) [_]
                                                                   (b) [X]
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      SEC USE ONLY
3
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      SOURCE OF FUNDS
4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
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                               SOLE VOTING POWER
      NUMBER OF         7
                               1,609  (See Item 5)
       SHARES           --------------------------------------------------------
                               SHARED VOTING POWER
    BENEFICIALLY        8
                               7,546,086  (See Item 5)
      OWNED BY          --------------------------------------------------------
                               SOLE DISPOSITIVE POWER
   EACH REPORTING       9
                               1,609  (See Item 5)
       PERSON           --------------------------------------------------------
                               SHARED DISPOSITIVE POWER
        WITH            10
                               7,546,086  (See Item 5)
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,547,695  (See Item 5)
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
       [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         27.5%  (See Item 5)
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      TYPE OF REPORTING PERSON*
14
      IN
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                     * See instructions before filling out!
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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 3 OF 8 PAGES


               This Amendment No. 3 to Schedule 13D relates to the 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") of Price Legacy Corporation, a Maryland corporation ("Price Legacy"), and further amends the Schedule 13D, filed by Robert E. Price with the Securities and Exchange Commission (the "SEC") on August 27, 1998 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by Mr. Price with the SEC on September 23, 1998, and Amendment No. 2 thereto, filed by Mr. Price with the SEC on October 2, 2001 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2.    IDENTITY AND BACKGROUND

Item 2(c) of the Schedule 13D is amended and restated as follows:

     (c) The principal occupation of Mr. Price is interim Chief Executive Officer of PriceSmart, Inc., a Delaware corporation ("PriceSmart").

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Schedule 13D are amended and restated as follows:

     (a) Mr. Price may be deemed to beneficially own 7,547,695 shares of Series A Preferred Stock, which represent approximately 27.5% of the outstanding Series A Preferred Stock, as follows:(2)

                    (i)    1,051 shares as custodian of his minor children
                           (UGM-CA);

                    (ii) 1,264,533 shares as a co-trustee of the Robert and Allison Price Trust U/T/D 1/10/75 ("RAPT");(3)

                    (iii) 1,998,568 shares as a co-trustee of the Robert and Allison Price Charitable Trust ("RAPCT");(4)

                    (iv) 115,668 shares as a co-trustee of a trust for the benefit of his minor children (the "Minor Children Trust");

                    (v) 1,709,502 shares as a director of The Price Family Charitable Fund ("PFCF") and of which Mr. Price disclaims beneficial ownership;

                    (vi) 1,000,000 shares as a manager of The Price Group LLC, a California limited liability company (the "Price Group"), and of which Mr. Price disclaims beneficial ownership;

                    (vii) 1,450,000 shares as a director of San Diego Revitalization Corp., a California nonprofit corporation ("SDRC"), and of which Mr. Price disclaims beneficial ownership;


---------------------
     2   All calculations of percentage ownership in this Schedule 13D is based on approximately 27,434,166 shares of Series A Preferred Stock estimated to be outstanding as of September 30, 2003, as reported in the Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2003, filed by Price Legacy with the SEC on November 12, 2003.

     3   Excludes shares pledged to RAPT as collateral to secure loans made by
RAPT.

     4   Excludes shares pledged to RAPCT as collateral to secure loans made by
RAPCT.

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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 4 OF 8 PAGES


                    (viii) 558 shares held in a 401(k) plan of Mr. Price; and

                    (ix)   7,815 shares as a co-trustee of the Sandra Morales
                           Trust.

           These shares exclude 8,426,679 shares of Series A Preferred Stock which may be deemed to be beneficially owned by Sol Price, the father of Mr. Price, and of which Mr. Price disclaims beneficial ownership.

     (b) The power to vote and dispose of these 7,547,695 shares is as follows:

                    (i) As custodian of his minor children and in connection with his 401(k) plan, Mr. Price has sole power to vote and dispose of an aggregate of 1,609 shares.

                    (ii) As a co-trustee of each of RAPT, RAPCT, the Minor Children Trust, and the Sandra Morales Trust, Mr. Price shares power to vote and dispose of an aggregate of 3,388,193 shares with his wife, Allison Price, who is a co-trustee of each of RAPT, RAPCT, the Minor Children Trust, and the Sandra Morales Trust.

                    (iii) As a director of PFCF, Mr. Price may be deemed to share the power to vote and dispose of 1,709,502 shares with Mr. S. Price, James F. Cahill, Jack McGrory, Ms. A Price, Helen Price, William Gorham, Murray Galinson, and Joseph R. Satz, each of whom is an officer and/or director of PFCF (collectively, the "PFCF Officers and Directors"). Mr. Price disclaims beneficial ownership of these shares.

                    (iv) As a manager of Price Group, Mr. Price may be deemed to share the power to vote and dispose of 1,000,000 shares with Mr. S. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Kathy Hillan, and Mr. Satz, each of whom is a manager of the Price Group (collectively, the "Price Group Managers"). Mr. Price disclaims beneficial ownership of these shares.

                    (v) As a director of SDRC, Mr. Price may be deemed to share the power to vote and dispose of 1,450,000 shares with Mr. S. Price, Mr. Cahill, Mr. McGrory, Ms. A. Price, Mr. Gorham, Mr. Galinson, Ms. Hillan, and Mr. Satz (collectively, the "SDRC Officers and Directors").

           The principal occupation of Mr. S. Price is self-employed investor and manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. Mr. Cahill is also interim Chief Financial Officer of PriceSmart. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price and Ms. H. Price are not presently employed.

           The business address of each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

           During the last five years, none of the PFCF Officers and Directors or the Price Group Managers or the SDRC Officers and Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial

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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 5 OF 8 PAGES


           or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

           Each of the PFCF Officers and Directors, the Price Group Managers, and the SDRC Officers and Directors is a U.S. citizen.

           The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

Item 5(c) is amended to add the following:

     (c) On December 10, 2003, the Price Group purchased 31,200 shares of Series A Preferred Stock from the Sol & Helen Price Trust for $16.24 per share in a private transaction.

           The information set forth in Item 6 of the various Schedule 13Ds, and amendments thereto, filed by each of PFCF, Price Group, and SDRC with the SEC from time to time with respect to Price Legacy securities is incorporated herein in its entirety in response to this Item 5(c).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended to add the following:

     On December 23, 2003, SDRC borrowed (i) $1,000,000 from RAPT (the "RAPT Loan") and (ii) $4,000,000 from RAPCT (the "RAPCT Loan"). Each of the RAPT Loan and the RAPCT Loan bears interest at the rate of 7% per annum and matures on December 31, 2004. The foregoing description of the RAPT Loan and the RAPCT Loan is qualified in its entirety by reference to the promissory notes evidencing, respectively, the RAPT Loan and the RAPCT, which have been incorporated by reference into this Schedule 13D as Exhibits 1 and 2 hereto, respectively, and which are hereby incorporated herein by reference in their entirety in response to this Item 6.

     In connection with the RAPT Loan, SDRC and RAPT entered into a Pledge and Security Agreement, dated as of December 23, 2003 (the "RAPT Pledge Agreement"), pursuant to which SDRC pledged 80,556 shares of Series A Preferred Stock to RAPT to secure the RAPT Loan. Under the RAPT Pledge Agreement, RAPT does not have the right to vote or dispose of any of the shares pledged thereunder unless SDRC is in default under the RAPT Loan.

     In connection with the RAPCT Loan, SDRC and RAPCT entered into a Pledge and Security Agreement, dated as of December 23, 2003 (the "RAPCT Pledge Agreement"), pursuant to which SDRC pledged 322,222 shares of Series A Preferred Stock to RAPCT to secure the RAPCT Loan. Under the RAPCT Pledge Agreement, RAPCT does not have the right to vote or dispose of any of the shares pledged thereunder unless SDRC is in default under the RAPCT Loan.

     The foregoing description of the RAPT Pledge Agreement and the RAPCT Pledge Agreement is qualified in its entirety by reference to the RAPT Pledge Agreement and the RAPCT Pledge Agreement, which have been incorporated by reference into this Schedule 13D as Exhibits 3 and 4 hereto, respectively, and which are hereby incorporated herein by reference in their entirety in response to this Item 6.

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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 6 OF 8 PAGES


ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended and restated as follows:


      Exhibit No.                     Description of Exhibit
      -----------                     ----------------------

           1 Promissory Note, in the principal amount of $1,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Trust (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

           2 Promissory Note, in the principal amount of $4,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit E to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

           3 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Trust (incorporated by reference to
                    Exhibit I to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

           4 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit J to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 7 OF 8 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  January 12, 2004


                                               ROBERT E. PRICE


                                               /s/ Robert E. Price
                                               -------------------------------

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CUSIP NO. 74144P205               SCHEDULE 13D/A               PAGE 8 OF 8 PAGES


                                  EXHIBIT INDEX


      Exhibit No.                      Description of Exhibit
      -----------                      ----------------------

           1 Promissory Note, in the principal amount of $1,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Trust (incorporated by reference to Exhibit D to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

           2 Promissory Note, in the principal amount of $4,000,000, executed and delivered as of December 23, 2003, by San Diego Revitalization Corp. in favor of the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit E to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

           3 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Trust (incorporated by reference to
                    Exhibit I to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).

           4 Pledge and Security Agreement, dated as of December 23, 2003, by and between San Diego Revitalization Corp. and the Robert and Allison Price Charitable Trust (incorporated by reference to Exhibit J to Amendment No. 3 to Schedule 13D filed by San Diego Revitalization Corp. with the SEC on January 9, 2004).